Exhibit 15.2

CONSOLIDATED FINANCIAL STATEMENTS OF OOG TKP FPSO GmbH & Co KG

INDEPENDENT AUDITORS’ REPORT

OOG TKP FPSO GmbH & Co KG:

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of OOG TKP FPSO GmbH & Co KG and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of income, partners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of OOG TKP FPSO GmbH & Co KG and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016 in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chartered Professional Accountants
Vancouver, Canada
April 12, 2017

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. Dollars)

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
	$	$	$
Revenues	80,481	82,871	84,304

Vessel operating expenses (note 9b)	(15,765)	(20,851)	(24,933)
Depreciation (note 4)	(15,793)	(15,872)	(15,545)
Loss on sale of asset (note 4)	-	(579)	-
Asset impairment (note 4)	(1,351)	(2,780)	-
Income from operations	47,572	42,789	43,826

Interest expense	(7,446)	(7,165)	(7,677)
Realized and unrealized (losses) gains on derivative instruments (note 7)	(805)	(3785)	(6657)
Other (expense) income	16	(574)	(449)
Net income and comprehensive income	39,337	31,265	29,043

See accompanying notes to the consolidated financial statements.

Related party transactions (note 9)

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars)

	As at December 31,	As at December 31,
	2016 $	2015 $

ASSETS
Current assets
Cash and cash equivalents	17,028	14,606
Accounts receivable, including non-trade of $ 3,097 (2015 - $1,027)	10,700	9,193
Due from related parties (note 9a)	155	-
Other current assets	524	78
Total current assets	28,407	23,877

Long-term assets
Vessel and equipment (note 4)	327,764	340,018
Other non-current assets	5,387	6,441
Total assets	361,558	370,336

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities
Accounts payable	2,689	1,579
Accrued liabilities (note 5)	2,345	2,793
Due to related parties (note 9a)	529	387
Deferred revenue – current	4,183	4,945
Current portion of long-term debt (note 6)	28,554	27,697
Current portion of derivative liabilities (note 7)	1,600	2,583
Total current liabilities	39,900	39,984

Long-term liabilities
Long-term debt (note 6)	167,179	194,991
Deferred revenue – long-term	16,739	20,838
Derivative liabilities (note 7)	1,896	3,656
Other long-term liabilities	52	-
Total liabilities	225,766	259,469
Commitments and contingencies (notes 6, 7 and 9b)
Partners’ equity (note 8)
Capital contributions	103,357	103,357
Retained earnings	32,435	7,510
Total partners’ equity	135,792	110,867
Total liabilities and partners’ equity	361,558	370,336

See accompanying notes to the consolidated financial statements.

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $

OPERATING ACTIVITIES
Net income	39,337	31,265	29,043
Non-cash items:
Depreciation	15,793	15,872	15,545
Unrealized losses (gains) on derivative instruments (note 7)	(2,742)	(1,316)	819
Amortization of debt issuance costs	794	876	974
Asset impairment	1,351	2,780	-
Loss on sale of asset	-	579	-
Change in operating assets and liabilities:
Accounts receivable	(1,507)	1,788	2,574
Due from/to related parties	(13)	(2,356)	(1,578)
Other current and non-current assets	608	1,018	1,974
Accounts payable	1,110	(406)	(1,127)
Accrued liabilities	(448)	(1,424)	382
Deferred revenue	(4,861)	(5,256)	7,286
Long-term accounts payable	52	-	-
Net operating cash flow	49,474	43,420	55,892

FINANCING ACTIVITIES
Scheduled repayments of long-term debt	(27,750)	(26,400)	(25,050)
Repayment of loan from related party	-	(12,781)	-
Distributions to limited partners (note 8)	(14,412)	(15,686)	(33,607)
Net financing cash flow	(42,162)	(54,867)	(58,657)

INVESTING ACTIVITIES
Expenditures for vessel and equipment	(4,890)	(2,209)	(3,790)
Proceeds from sale of equipment	-	985	-
Net investing cash flow	(4,890)	(1,224)	(3,790)

Increase (decrease) in cash and cash equivalents	2,422	(12,671)	(6,555)
Cash and cash equivalents, beginning of the period	14,606	27,277	33,832
Cash and cash equivalents, end of the period	17,028	14,606	27,277

Supplemental cash flow information (note 10)

See accompanying notes to the consolidated financial statements.

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY
(in thousands of U.S. Dollars)

	Capital Contributions $	Retained Earnings (Deficit) $	Total Limited Partners’ Equity $
Balance as at December 31, 2013 (unaudited)	103,357	(3,505)	99,852
Net income and comprehensive income	-	29,043	29,043
Distributions (note 8)	-	(33,607)	(33,607)
Balance as at December 31, 2014	103,357	(8,069)	95,288
Net income and comprehensive income	-	31,265	31,265
Distributions (note 8)	-	(15,686)	(15,686)
Balance as at December 31, 2015	103,357	7,510	110,867
Net income and comprehensive income	-	39,337	39,337
Distributions (note 8)	-	(14,412)	(14,412)
Balance as at December 31, 2016	103,357	32,435	135,792

See accompanying notes to the consolidated financial statements.

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of USD, unless indicated otherwise)

1. Basis of Presentation and Significant Accounting Policies

The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or US GAAP). These consolidated financial statements include the accounts of OOG TKP FPSO GmbH & Co KG, which is a partnership formed under the laws of Austria, and its wholly owned subsidiaries (collectively, the Partnership). The following is a list of the subsidiaries of OOG TKP FPSO GmbH & Co KG:
Proportion of
Jurisdiction of    Ownership
Name of Subsidiaries    Incorporation    Interest

OOG-TKP Producao de Petroleo Ltda.    Brazil         100%
OOG-TKP Operator Holdings Ltd.    Cayman Islands    100%

The Partnership’s operations comprise of the ownership, day-to-day operation and charter of the floating, production, storage and offloading FPSO unit Cidade de Itajai (or the FPSO Unit) to Petrobras Brasileiro S.A. for a period of nine years, renewable for up to another six years at the option of the charterer. The FPSO unit commenced operations on February 8, 2013.

OOG TKP FPSO GmbH & Co KG is owned 50% by Tiro Sidon UK LLP, a wholly-owned subsidiary of Teekay Offshore Partners L.P., and 50% by OOG Tiro & Sidon GmbH. Teekay Offshore Partners L.P. purchased its 50% interest in the Partnership on June 10, 2013.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Partnership evaluated events and transactions occurring after the balance sheet date and through the day the financial statements were available to be issued which was April 12, 2017.

Foreign currency

The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Partnership is U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year end exchange rates. Resulting gains and losses are reflected separately in the consolidated statements of income in other (expense) income.

Operating revenues and expenses

The Partnership recognizes revenues from FPSO contracts accounted for as operating leases on a straight line basis daily over the term of the charter as the applicable vessel operates under the charter. Lump sum amounts received by the Partnership from a charterer to compensate the Partnership for modifications done to the FPSO Unit specifically requested by the charterer are deferred and amortized to revenue on a straight-line basis over the remaining term of the charterer. Unamortized deferred revenue is presented as deferred revenue in the consolidated balance sheets. Receipt of incentive-based revenue is dependent upon its operating performance and such revenue is recognized when earned by fulfillment of the applicable performance criteria. Contingent revenue from inflation indexation is recognized as revenue upon resolution of the contingency. The Partnership does not recognize revenue during days that the vessel is off hire unless the contract provides for compensation while off hire. Revenue is presented net of taxes, which consisted of $1.6 million during 2016, $1.5 million during 2015 and $2.2 million during 2014.

Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Vessel operating expenses are recognized when incurred. The cost to import the FPSO Unit to Brazil is deferred and amortized to vessel operating expenses on a straight-line basis over the nine-year term of the contract. The unamortized deferred cost is presented in other non-current assets on the consolidated balance sheets.

Cash and cash equivalents

The Partnership classifies all highly-liquid investments with a maturity date of three months or less when purchased as cash.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Partnership’s best estimate of the amount of probable credit losses in existing accounts receivable. The Partnership determines the allowance based on historical write-off experience and customer economic data. The Partnership reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Partnership believes that the receivable will not be recovered.

Vessel and equipment

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of USD, unless indicated otherwise)

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Partnership to the standard required to properly service the Partnership's customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. With the exemption of the anchors and mooring lines, which are depreciated using an estimated life of 18 years, depreciation is calculated using an estimated useful life of 25 years for the FPSO Unit, from the date the vessel is delivered from the shipyard.

Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel which are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs and maintenance are expensed as incurred.

Vessels and equipment are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values.

Debt issuance costs

Debt issuance costs, including fees, commissions and legal expenses, relating to bank loan facilities are deferred and presented as a reduction to long-term debt. Debt issuance costs are amortized using the effective interest rate method over the term of the relevant loan. Amortization of deferred debt issuance costs are included in interest expense in the consolidated statements of income.

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Partnership does not apply hedge accounting to its derivative instruments.

For derivative financial instruments that are not designated or that do not qualify as accounting hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated interest rate swaps are recorded in realized and unrealized (losses) gains on derivative instruments in the consolidated statements of income.

2.    Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for the Partnership January 1, 2018 and shall be applied, at the Partnership’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Partnership’s only significant source of revenue that will be accounted for pursuant to ASU 2014-09 is its non-lease portion of FPSO contracts. Based on the Partnership’s preliminary assessment of ASU 2014-09, when applied to the Partnership’s FPSO contract, no significant impact on the accounting for the non-lease portion of FPSO contracts is expected.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Partnership expects to adopt ASU 2016-02 on January 1, 2018. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Partnership’s lessor-related leasing activities consist of the lease portion of FPSO contracts. However, ASU 2016-02 does not make extensive changes to lessor accounting. Based on the Partnership’s preliminary assessment of ASU 2016-02 no significant impact on the accounting for its lessor-related leasing activities is expected. The Partnership is in the process of validating aspects of its preliminary assessment of ASU 2016-02, determining the transitional impact and completing other items required for the adoption of ASU 2016-02.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Partnership January 1, 2020, with a modified-retrospective approach. The Partnership is currently evaluating the effect of adopting this new guidance.

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of USD, unless indicated otherwise)

3. Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents - The fair value of the Partnership’s cash and cash equivalents approximate their carrying amounts reported in the accompanying consolidated balance sheets.

Long-term debt – The fair values of the Partnership’s variable-rate long-term debt are estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Derivative instruments – The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both the Partnership and the derivative counterparties. The estimated amount is the present value of future cash flows. The Partnership transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative liability could vary by a material amount in the near term.

The Partnership categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis:

		December 31, 2016		December 31, 2015
	Fair Value	Carrying	Fair	Carrying	Fair
	Hierarchy	Amount	Value	Amount	Value
	Level	Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)
Recurring:
Cash and cash equivalents	Level 1	17,028	17,028	14,606	14,606
Derivative instruments (note 7)
Interest rate swap agreements	Level 2	(4,126)	(4,126)	(7,317)	(7,317)

Other:
Long-term debt (note 6)	Level 2	(195,733)	(197,060)	(222,688)	(225,965)

4. Vessel and Equipment

	Cost	Accumulated Depreciation	Net Book Value
	$	$	$
Balance, December 31, 2014	386,365	(28,340)	358,025
Additions	2,209	-	2,209
Disposition (1)	(1,731)	167	(1,564)
Impairment (2)	(3,147)	367	(2,780)
Depreciation	-	(15,872)	(15,872)
Balance, December 31, 2015	383,696	(43,678)	340,018
Additions	4,890	-	4,890
Impairment (2)	(1,572)	221	(1,351)
Depreciation	-	(15,793)	(15,793)
Balance, December 31, 2016	387,014	(59,250)	327,764

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of USD, unless indicated otherwise)

(1)	During 2015, the Company sold a fire water pump for proceeds of $1.0 million.

(2)	The Company wrote-off a damaged turbine in both 2015 and 2016.

5. Accrued Liabilities

	December 31, 2016	December 31, 2015
	$	$
Interest	1,716	1,551
Interest rate swaps (see note 7)	629	1,078
Other	-	164
	2,345	2,793

6. Long-Term Debt

	December 31, 2016	December 31, 2015
	$	$
U.S. Dollar denominated debt due through October 2021	198,000	225,750
Less debt issuance costs	(2,267)	(3,062)
Total debt	195,733	222,688
Less current portion	28,554	27,697
Long-term portion	167,179	194,991

As at December 31, 2016, the Partnership had one loan facility, which reduces over time with semi-annual payments and matures in October 2021. As of December 31, 2016, the remaining semi-annual payments range from $14.3 million to $17.6 million and there is a $54.0 million bullet amount owing upon maturity of the facility in October 2021. This loan is collateralized by a first-priority mortgage on the FPSO Unit, together with other related security.

Interest payments on the loan facility are based on LIBOR plus a margin. At December 31, 2016 and 2015, the margin was 2.15%. The margin increases to 2.45% on the fifth anniversary of the commencement of the existing charter contract, which occurs in 2018. The effective interest rate on the Partnership’s loan facility as at December 31, 2016 was 2.7% (2.7% - December 31, 2015). This rate does not include the effect of the Partnership’s interest rate swaps (see note 7).
The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2016 are $29.3 million (2017), $30.6 million (2018), $32.3 million (2019), $34.4 million (2020) and $71.6 million (thereafter).

If the Partnership is unable to repay debt under this loan facility, the lenders could seek to foreclose on this asset. The Partnership’s loan facility requires the Partnership maintain debt service coverage ratio for each of the two prior six-month periods of greater than 1.1 to 1.0. As at December 31, 2016 the Partnership was in compliance with all covenants of this loan facility.

7.	Derivative Instruments

The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies. The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR denominated borrowings. As at December 31, 2016, the Partnership was committed to the following interest rate swap agreements:

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of USD, unless indicated otherwise)

Fair Value /
			Carrying	Weighted-
			Amount of	Average	Fixed
	Interest	Notional	Assets	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%) (1)
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	176,890	(4,126)	4.6	2.63

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at December 31, 2016 was 2.15%.

(2)	Notional amount reduces semi-annually in amounts ranging from $12.1 million to $15.7 million.

Tabular disclosure

The following table presents the location and fair value amounts of the Partnership’s interest rate swaps on the Partnership’s balance sheets.

		Current Portion of
	Accrued	Derivative	Derivative
	Liabilities	Liabilities	Liabilities	Total
	$	$	$	$
December 31, 2016	629	1,600	1,896	4,125
December 31, 2015	1,078	2,583	3,656	7,317

Realized and unrealized (losses) gains of interest rate swaps that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized (losses) gains on derivative instruments in the consolidated statements of income. The effect of the (losses) gains on these interest rate swap agreements on the consolidated statements of income for the periods presented below are as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
	$	$	$
Realized losses	(3,547)	(5,101)	(5,838)
Unrealized (losses) gains	2,742	1,316	(819)
Total realized and unrealized (losses) gains on derivative instruments	(805)	(3,785)	(6,657)

The Partnership is exposed to credit loss in the event of non-performance by the six counterparties of the interest rate swaps, all of which are financial institutions. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

8. Partners Equity

OOG TKP FPSO GmgH & Co KG, a limited partnership, was formed in June 2011. Tiro Sidon UK LLP and OOG Tiro & Sidon GmbH are the Partnership’s Limited Partners, with each having a 50% share of the limited partner interests. The Partnership’s General Partner is OOG-TKP FPSO GmbH. The Partnership’s Limited Partners also have a 50% interest in the General Partner. Tiro Sidon UK LLP is a wholly-owned subsidiary of Teekay Offshore Partners L.P. Teekay Corporation (or Teekay) is the ultimate parent company of both Teekay Offshore Partners L.P. and Tiro Sidon UK LLP. Odebrecht Oleo E Gas S.A. (or OOG) is the ultimate parent company of OOG Tiro & Sidon GmbH.

The partnership interest of each Limited Partner is equal to the proportion of each Limited Partner’s capital contributions. The General Partner neither participates in the profits nor losses or assets of the Partnership. However, the General Partner receives an amount equal to 10% of its registered share capital as compensation for managing and representing the partnership. The Limited Partners are expressly excluded from managing or representing the Partnership.

The registered capital of the Partnership is two thousand euros. During June 2014 and October 2014, the Partnership declared distributions of $14.8 million and $18.8 million, respectively, to the Partnership’s Limited Partners. During October 2015, the Partnership declared and

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of USD, unless indicated otherwise)

paid a distribution of $15.7 million to the Partnership’s Limited Partners. During April and October 2016, the Partnership declared and paid distributions of $7.0 million and $7.4 million, respectively, to the Partnership’s Limited Partners.

9. Related Party Transactions

a.	The amounts due to and from related parties are non-interest bearing, unsecured and have no fixed repayment terms. Balances with related parties are as follows:

	December 31, 2016		December 31, 2015
	Assets	Liabilities	Assets	Liabilities
	$	$	$	$
OOG-TKP Oil Services Ltd. (1)	155	295	-	210
Odebrecht Oleo E Gas S.A.	-	145	-	167
Teekay Petrojarl Producao Petrolifera Do Brasil Ltda. (2)	-	11	-	10
OOG-TKP FPSO GmbH	-	78	-	-
	155	529	-	387

(1)	A jointly owned company of wholly-owned subsidiaries of Teekay Offshore Partners L.P. and Odebrecht Oleo E Gas S.A.

(2)	A wholly-owned subsidiary of Teekay Offshore Partners L.P.

b.
The Partnership has entered into a vessel maintenance agreement, services agreement, partnership agreement and secondment agreements with subsidiaries of Teekay and OOG, or entities jointly controlled by Teekay and OOG. Pursuant to such agreements, these entities incur certain costs to operate the FPSO Unit and manage the business of the Partnership and charge such costs to the Partnership either at a fixed fee or at cost plus a reasonable markup. These services are measured at the exchange adjustment amount between the parties. For the periods indicated, these amounts were as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year ended December 31, 2014
	$	$	$
Vessel operating expenses - OOG-TKP Oil Services Ltd.	1,807	2,488	4,755
Vessel operating expenses - Odebrecht Oleo E Gas S.A.	1,261	1,208	2,488
Vessel operating expenses - Teekay Petrojarl Producao Petrolifera Do Brasil Ltda.	166	143	394
Vessel operating expenses - OOG-TKP FPSO GmbH	78	75	85

10. Supplemental Cash Flow Information

Cash paid for interest on long-term debt during the years ended December 31, 2016, 2015 and 2014 totaled $6.4 million, $6.3 million and $6.9 million, respectively.

11. Operating Lease

As at December 31, 2016, the minimum scheduled future amounts in the next five years to be received by the Partnership for the lease and non-lease elements under the existing charter for the FPSO Unit is approximately $76.2 million (2017), $76.2 million (2018), $76.2 million (2019), $76.4 million (2020) and $76.2 million (2021).

Minimum scheduled future amounts receivable under the charter do not include revenue generated from unexercised option periods as of December 31, 2016, variable or contingent revenues and the amortization of deferred revenue received in periods prior to 2017. Therefore, the minimum scheduled future amounts should not be construed to reflect total charter hire revenues for any of the years. In addition, the minimum scheduled future amounts to be received do not reflect estimated off-hire time. Actual off-hire time may vary given unscheduled future events such as vessel maintenance. Furthermore, the non-lease element of the existing charter is denominated in Brazilian Real. As such, actual amounts received measured in US dollars will depend upon the prevailing currency exchange rate between the Brazilian Real and the US dollar.